Exhibit 99.1

Happy City Holdings Limited Announced Partial Exercise of Underwriter’s Over-Allotment Option

 Hong Kong, July 11, 2025 (GLOBE NEWSWIRE) – Happy City Holdings Limited (Nasdaq: HCHL) (the “Company”), an established all-you-can-eat hotpot restaurant operator in Hong Kong, today announced that the underwriters of its previously announced initial public offering (the “Offering”) have partially exercised their over-allotment option (the “Over-Allotment Option”) to purchase an additional 112,000 Class A Ordinary Shares at the public offering price of $5.00 per share, resulting in additional gross proceeds of $0.56 million. After giving effect to the partial exercise of the Over-Allotment Option, the total number of Class A Ordinary Shares sold by the Company in the Offering increased to 1,212,000 shares and the gross proceeds increased to $6.06 million, before deducting underwriting discounts and other related expenses. The Over-Allotment Option closing date was July 11, 2025. The Class A Ordinary Shares began trading on the Nasdaq Capital Market June 24, 2025 under the symbol “HCHL.”

The Company intends to use the net proceeds for its business expansion in Hong Kong and Southeast Asia region, and working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acts as the representative of the underwriters, with Revere Securities LLC and Pacific Century Securities LLC acting as the co-underwriters (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Ogier, David Fong & Co. and China Commercial Law Firm act as United States, British Virgin Islands, Hong Kong and People’s Republic of China legal counsels to the Company, respectively. AOGB CPA LIMITED acts as the reporting accountants of the Company. VCL Law LLP acts as legal counsel to the Underwriters for the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333- 285856), as amended, and was declared effective by the SEC on May 30, 2025. The Offering was made by means of a prospectus, forming a part of the registration statement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350; or from Pacific Century Securities LLC by email at project@pcsecurities.us, by standard mail to Pacific Century Securities, LLC, 60-20 Woodside Avenue Ste 211 Queens, NY 11377, or by telephone at 212-970-8868.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Happy City Holdings Limited

Headquartered in Hong Kong, we are a restaurant operator that operates three all-you-can-eat hotpot restaurants in Hong Kong serving mixed style, Shabu Shabu-style and Thai-style specialty hotpot. Through our restaurants that are located in various prime locations in Hong Kong, our unique brand image, and our strong commitment to food quality, we offer an immersive dining experience to our customers.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Class A Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Happy City Holdings Limited
Investor Relations
Email: info@happycitys.com